UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35733 / September 2, 2025

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In the Matter of                                                               :
                                                                               :
GEMCORP COMMODITIES ALTERNATIVE PRODUCTS FUND                                  :
GEMCORP CAPITAL ADVISORS LLC                                                   :
GEMCORP CAPITAL MANAGEMENT LIMITED                                             :
GEMCORP FUND I LIMITED                                                         :
GEMCORP MULTI STRATEGY MASTER FUND SICAV SCS                                   :
GEMCORP STRATEGIC CAPITAL SOLUTIONS FUND II LIMITED                            :
GEMCORP COMMODITIES TRADING SA                                                 :
GEMCORP COMMODITIES GLOBAL DMCC                                                :
                                                                               :
2nd Floor, 1 New Burlington Place                                              :
London W1S 2HR                                                                 :
United Kingdom                                                                 :
                                                                               :
812-15600                                                                      :
                                                                               :

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ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Gemcorp Commodities Alternative Products Fund, *et al*. filed an application on July 9, 2024 and
amendments to the application on March 20, 2025, May 5, 2025, July 11, 2025, and July 25,
2025, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940
(the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise
prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.  The order
would permit certain business development companies and closed-end management investment
companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each
other and with certain affiliated investment entities.

On July 30, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35701).  The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Gemcorp Commodities Alternative Products Fund, *et al*. (File No. 812-15600) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

**Sherry R. Haywood,**

*Assistant Secretary.*